Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal Fourth Quarter and the Fiscal Year 2016 ended March 31, 2017

BEIJING, June 22, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the fiscal fourth quarter and fiscal year 2016 ended March 31, 2017.

Fiscal Fourth Quarter ended March 31, 2017 Financial Highlights

•                  Net revenues were US$60.2 million, an increase of 13.9% year-over-year (an increase of 19.9% on RMB basis) (1)

•                  Gross profit was US$1.6 million, a decline of 66.0% year-over-year

•                  Non-GAAP EBITDA was loss of US$24.3 million, a decline of 20.5% year-over-year

•                  Non-GAAP net loss attributable to the Company(2) was US$32.8 million, a decline of 38.2%  year-over-year

•                  Non-GAAP basic and diluted loss per ADS(3) attributable to common shareholders were US$0.48 and US$0.48, respectively, as compared to US$0.35 and US$0.35, respectively, in the fiscal fourth quarter of 2015

Fiscal Year 2016 ended March 31, 2017 Financial Highlights

•                  Net revenues were US$435.7 million, an increase of 17.5% year-over-year (an increase of 24.5% on RMB basis) (1)

•                  Gross profit was US$173.6 million, an increase of 8.6% year-over-year (an increase of 15.1% on RMB basis) (1)

•                  Non-GAAP EBITDA was US$52.7 million, a decline of 9.8% year-over-year (a decline of 3.9% on RMB basis) (1)

•                  Non-GAAP net loss attributable to the Company(2) was US$9.3 million, as compared to Non-GAAP net income attributable to the Company at US$20.3 million for the same period of the last fiscal year

•                  Non-GAAP basic and diluted loss per ADS(3) attributable to common shareholders were US$0.14 and US$0.14, respectively, as compared to US$0.30 and US$0.30 income, respectively, in the fiscal year 2015

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income/(loss) attributable to the Company is defined as net income/(loss) attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income/(loss) divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results. “ The fiscal fourth quarter of 2016 capped off a solid Fiscal Year for iKang against a backdrop of general economic slowdown in China, with continuous growth off a larger base across the board that sets us on a strong trajectory to continue into Fiscal Year 2017.  For Fiscal Year 2016, customer visits recorded a year-over-year increase of 22.1% to 5.6 million with net revenues grew at 24.5% on RMB basis annually. We are not only consolidating our leading position in tier 1 cities but also strategically entering into more lucrative tier 2 and tier 3 cities in China.   As a result, tier 2 and tier 3 cities have achieved 49.2% growth in Fiscal Year 2016.

As Compared to three years ago when we completed IPO in April 2014, our growth and expansion has been phenomenal.   We have significantly expanded our nationwide network from 45 medical centers in 15 cities in early 2014 to 108 medical centers in 33 cities as of today.  Total number of visits has increased from 2.7 million in Fiscal Year 2013 to 5.6 million in Fiscal Year 2016 while our revenues have grown from RMB1.24 billion in Fiscal Year 2013 to RMB2.93 billion in Fiscal Year 2016.

Furthermore, we have also built a strategic alliance with two regional medical checkup chains and New China Insurance Healthcare Company through equity investment. The three companies owned a total of 44 medical centers in 31 cities, 17 cities among which iKang does not have an established presence, hence further expanding iKang’s national coverage.  Together with iKang’s self-owned medical centers, we have built a network with ownership of 152 medical centers across 50 cities in Mainland China and Hong Kong. We strongly believe that this alliance is a win-win in fostering closer partnership and cooperation.

In addition to expanding our nationwide network coverage and optimizing the operational efficiency of each operating medical center, we have also been making significant progress with initiatives over Fiscal Year 2016 to leverage our fast growing network to deepen client penetration through broadening of our service offerings such as genetic testing and screening services for early detection of colon and stomach cancer.  The reception of these additional services has been very positive.

Our financial performance for Fiscal Year 2016 was impacted by the one-time expenses relating to privatization and the significant addition of the newly built/acquired medical centers in order to capture the growth opportunity in tier 2 and tier 3 tier cities.  With the ramping up of these new medical centers, we expect that our EBITDA margin will improve in Fiscal Year 2017.

Mr. Zhang concluded, “In Fiscal Year 2017, we will continue to make investment in mobile health, linking our customer and our services both online and offline.  Our extensive network places us in an excellent position to capitalize on the fast growing market opportunities in private preventive healthcare segment. We believe that we are on course to build on our success with a strong management team fully committed to advancing our growth strategies that aims to deliver long-term and sustainable returns to our shareholders.

FISCAL FOURTH QUARTER ENDED MARCH 31, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal fourth quarter were US$60.2 million, representing a 13.9% increase from US$52.8 million in the same period of the last fiscal year. On an RMB basis, the revenue growth was 19.9%. As of March 31, 2017, the number of self-owned medical centers totaled 107 compared to 86 as of March 31, 2016. In this quarter, the Company served approximately a total of 752,000 customer visits under both corporate and individual programs, representing an increase of 14.9% over the fiscal fourth quarter of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Fourth Quarter Ended March 31, 2017	Fiscal Fourth Quarter Ended March 31, 2016	YoY % Change
Medical Examinations	45.9	39.1	17.3%
Disease Screening	5.9	4.6	27.9%
Dental Services	1.7	1.1	61.8%
Other Services	6.6	8.0	(17.6%)
Total	60.2	52.8	13.9%

Medical Examinations: Net revenues for the quarter were US$45.9 million, representing a 17.3% increase from US$39.1 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$5.9 million, representing a 27.9% increase from US$4.6 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$1.7 million, representing a 61.8% increase from US$1.1 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$6.6 million, representing a 17.6% decrease from US$8.0 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$58.6 million, representing a 21.6% increase from US$48.2 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$1.6 million, representing a 66.0% decline from US$4.7 million in the same period of the last fiscal year. Gross margin for the quarter was 2.6%, as compared to 8.8% in the fourth quarter of the last fiscal year. Fourth quarter was normally the slowest season of the year and lower gross margin was mainly due to the addition of newly built medical centers which have high fixed costs not fully absorbed in this slowest season.

Operating Expenses

Total operating expenses for the quarter were US$36.3 million, representing an 8.6% increase from US$33.5 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$17.9 million, accounting for 29.7% of total net revenues as compared to 30.4% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$17.8 million, accounting for 29.5% of total net revenues as compared to 31.2% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$0.71 million, accounting for 1.2% of total net revenues as compared to 1.8% in the same period of the last fiscal year.

Income/Loss from Operations

Loss from operations for the quarter was US$34.8 million, representing a 20.6% decline from US$28.8 million loss in the same period of the last fiscal year. Excluding share-based compensation expenses of US$479,000 for both this quarter and the same quarter last year, non-GAAP loss from operations for the quarter was US$34.3 million, representing a 20.9% decline from US$28.3 million loss in the same period of the last fiscal year.

Net Income/Loss

Net loss attributable to the Company for the quarter was US$33.3 million, representing a decline of 37.4% from US$24.2 million loss for the same period of the last fiscal year.

Non-GAAP net loss for the quarter was US$32.8 million, representing a decline of 38.2% from US$23.7 million loss for the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.49 and US$0.49, respectively, as compared to US$0.36 and US$0.36 loss, respectively, in the fiscal fourth quarter of 2015.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.48 and US$0.48, respectively, as compared to US$0.35 and US$0.35 loss, respectively, in the fiscal fourth quarter of 2015.

FISCAL YEAR 2016 ENDED MARCH 31, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the Fiscal Year 2016 ended March 31, 2017 were US$435.7 million, representing a 17.5% increase from US$370.8 million in the same period of the last fiscal year. On an RMB basis, the revenue growth was 24.5%. Comparing to March 31, 2016, we have in total added 21 new medical centers.  During this period, the Company served approximately a total of 5.58 million customer visits under both corporate and individual programs, representing an increase of 22.1% over the fiscal year 2015 ended March 31, 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal Year 2016 Ended March 31, 2017	Fiscal Year 2015 Ended March 31, 2016	YoY % Change
Medical Examinations	360.4	308.1	17.0%
Disease Screening	35.0	27.1	29.0%
Dental Services	8.6	6.2	40.0%
Other Services	31.7	29.5	7.7%
Total	435.7	370.8	17.5%

Medical Examinations: Net revenues for the period were US$360.4 million, representing a 17.0% increase from US$308.1 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the period were US$35.0 million, representing a 29.0% increase from US$27.1 million in the same period of the last fiscal year.

Dental Services: Net revenues for the period were US$8.6 million, representing a 40.0% increase from US$6.2 million in the same period of the last fiscal year.

Other Services: Net revenues for the period were US$31.7 million, representing a 7.7% increase from US$29.5 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the period was US$262.1 million, representing a 24.3% increase from US$210.9 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was US$173.6 million, representing an 8.6% increase from US$159.9 million in the same period in the last fiscal year. Gross margin for the period was 39.8%, as compared to 43.1% in the same period of the last fiscal year.  Gross margin was diluted mainly due to the additions of newly acquired and self-built medical centers which have lower gross margin due to the ramp up.

Operating Expenses

Total operating expenses for the period were US$160.3 million, representing a 19.7% increase from US$133.9 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the period were US$74.3 million, accounting for 17.1% of total net revenues as compared to 17.5% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the period were US$82.8 million, accounting for 19.0% of total net revenues as compared to 17.6% in the same period of the last fiscal year. The increase was mainly due to payroll and rental costs increases, which were associated with our expansion into new geographic areas, and the professional service expenses relating to the privatization.

Research and development expenses

Research and development expenses for the period were US$3.2 million, accounting for 0.7% of total net revenues as compared to 1.0% in the same period of the last fiscal year.

Income/Loss from Operations

Income from operations for the period was US$13.3 million, representing a 48.9% decline from US$26.0 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$1.94 million for this period and US$1.95 million for the same period last year, non-GAAP income from operations for the period was US$15.2 million as compared to US$28.0 million, which reflected a decline of 45.5%.

Non-GAAP EBITDA

Non-GAAP EBITDA for the period was US$52.7 million, a decline of 9.8% year-over-year, as a result of one-time expenses relating to privatization and significant additions of newly built/acquired medical centers.

Net Income/Loss

Net loss attributable to the Company for the period was US$11.3 million, as compared to net income of US$18.3 million for the same period of the last fiscal year.

Non-GAAP net loss for the period was US$9.3 million, as compared to net income of US$20.3 million for the same period of the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted loss per ADS attributable to common shareholders were US$0.17 and US$0.17, respectively, as compared to US$0.28 and US$0.27 income, respectively for the Fiscal Year 2015.

Non-GAAP basic and diluted loss per ADS attributable to common shareholders were US$0.14 and US$0.14, respectively, as compared to US$0.30 and US$0.30 income, respectively for the Fiscal Year 2015.

Cash and Working Capital

As of March 31, 2017, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$69.6 million, as compared to US$128.5 million as of December 31, 2016.

The net working capital deficit totaled US$125.4 million as of March 31, 2017, with current assets totaled US$219.9 million and current liabilities totaled US$345.3 million, compared to net working capital deficit of US$85.9 million as of December 31, 2016.

GUIDANCE FOR FISCAL YEAR 2017 ENDING MARCH 31, 2018

For the Fiscal Year 2017 ending March 31, 2018, the Company expects its net revenue to be between RMB3.52 billion and RMB3.72 billion, representing a year-on-year increase between 22% and 27%.  The Company also expects that 12-15 new medical centers will start commercial operation in Fiscal Year 2017.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on June 23, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-200-539
Hong Kong:	800-905-927
United States:	1855-298-3404
International:	+65 6823-2299
Passcode:	1216526

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-842-240
Hong Kong:	800-966-697
United States:	1866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	1216526
Replay End Date:	July 7, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017, iKang served a total of 5.58 million customer visits under both corporate and individual programs.

As of June 22, 2017, iKang has a nationwide network of 108(1)  self-owned medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. iKang has also extended its coverage to over 150 cities by contracting with approximately 400 third-party facilities, which including select independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

(1) Among the 108 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$108,111	$64,898
Restricted cash	31,836	392
Term deposits	12,202	4,359
Accounts receivable, net of allowance for doubtful accounts of $14,329 and $14,261 as of March 31, 2016 and March 31, 2017, respectively	74,163	79,576
Inventories	4,015	6,781
Deferred tax assets-current	8,064	9,635
Amount due from a related party	4,653	4,538
Prepaid expenses and other current assets	62,659	49,732
Total current assets	$305,703	$219,911
Property and equipment, net	$130,170	$163,081
Acquired intangible assets, net	37,179	25,852
Goodwill	108,839	107,237
Long-term investments	200,108	180,758
Deferred tax assets-non-current	8,077	16,698
Rental deposit and other non-current assets	13,565	14,950
TOTAL ASSETS	$803,641	$728,487

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $22,685 and $38,166 as of March 31, 2016 and March 31, 2017, respectively)	$28,135	$39,892
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $41,319 and $49,684 as of March 31, 2016 and March 31, 2017, respectively)	47,404	59,278
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,386 and $6,340 as of March 31, 2016 and March 31, 2017, respectively)	8,216	11,951
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $52,210 and $60,352 as of March 31, 2016 and March 31, 2017, respectively)	61,881	64,740
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $53,364 and $169,412 as of March 31, 2016 and March 31, 2017, respectively)	53,364	169,412
Total current liabilities	$199,000	$345,273

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	March 31,
	2016	2017
Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $229,467 and $43,584 as of March 31, 2016 and March 31, 2017, respectively)	229,467	43,584
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $9,422 and $7,009 as of March 31, 2016 and March 31, 2017, respectively)	9,772	7,229
TOTAL LIABILITIES	$438,239	$396,086

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	342,826	312,433
Non-controlling interests	22,576	19,968
TOTAL EQUITY	$365,402	$332,401
TOTAL LIABILITIES AND EQUITY	$803,641	$728,487

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		For the years
	ended March 31		ended March 31
	2016	2017	2016	2017
Net revenues	$52,836	$60,157	$370,812	$435,713
Cost of revenues	48,183	58,575	210,909	262,134
Gross profit	$4,653	$1,582	$159,903	$173,579
Operating expenses:
Selling and marketing expenses	$16,066	$17,861	$64,763	$74,304
General and administrative expenses	16,467	17,774	65,422	82,783
Research and development expenses	945	709	3,716	3,194
Total operating expenses	$33,478	$36,344	$133,901	$160,281
(Loss)/income from operations	$(28,825)	$(34,762)	$26,002	$13,298
Interest expense	(3,046)	(3,147)	(4,603)	(13,880)
Interest income	279	138	785	939
Other income	—	—	1,874	—
(Loss)/income before income tax expenses and loss from equity method investments	$(31,592)	$(37,771)	$24,058	$357
Income tax (benefit)/expenses	(7,606)	(6,178)	5,838	3,354
Loss from equity method investments	(1,600)	(3,465)	(1,732)	(9,547)
Net (loss)/income	$(25,586)	$(35,058)	$16,488	$(12,544)
Less: Net loss attributable to non-controlling interest	(1,376)	(1,784)	(1,837)	(1,293)
Net (loss)/income attributable to iKang Healthcare Group, Inc.	$(24,210)	$(33,274)	$18,325	$(11,251)
Net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(24,210)	$(33,274)	$18,325	$(11,251)
Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.72)	$(0.97)	$0.55	$(0.33)
Diluted	$(0.72)	$(0.97)	$0.54	$(0.33)
Net (loss)/income per ADS (one common share equals to two ADSs)
Basic	$(0.36)	$(0.49)	$0.28	$(0.17)
Diluted	$(0.36)	$(0.49)	$0.27	$(0.17)
Weighted average shares used in calculating net income per common share
Basic	33,853,281	34,212,527	33,583,005	34,060,579
Diluted	33,853,281	34,212,527	34,235,542	34,060,579

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods		For the years
	ended March 31		ended March 31
	2016	2017	2016	2017
(Loss)/income from operations	$(28,825)	$(34,762)	$26,002	$13,298
Add:
Share-based compensation expenses	479	479	1,949	1,941
Non-GAAP operating (loss)/income	$(28,346)	$(34,283)	$27,951	$15,239
Net (loss)/income attributable to iKang Healthcare Group, Inc.	$(24,210)	$(33,274)	$18,325	$(11,251)
Add:
Share-based compensation expenses	479	479	1,949	1,941
Non-GAAP net (loss)/income	$(23,731)	$(32,795)	$20,274	$(9,310)
(Loss)/income from operations	$(28,825)	$(34,762)	$26,002	$13,298
Add:
Depreciation and amortization	8,172	9,971	30,394	37,413
Share-based compensation expenses	479	479	1,949	1,941
Non-GAAP EBITDA	$(20,174)	$(24,312)	$58,345	$52,652
Non-GAAP net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(23,731)	$(32,795)	$20,274	$(9,310)
Non-GAAP net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.70)	$(0.96)	$0.60	$(0.27)
Diluted	$(0.70)	$(0.96)	$0.59	$(0.27)
Non-GAAP net (loss)/income per ADS (one common share equals to two ADSs)
Basic	$(0.35)	$(0.48)	$0.30	$(0.14)
Diluted	$(0.35)	$(0.48)	$0.30	$(0.14)